UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

OCEAN SHORE HOLDING CO.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67501R103
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67501R103

1.	NAMES OF REPORTING PERSONS. Ocean City Home Bank Employee Stock Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 429,567
	6.	SHARED VOTING POWER 145,951
	7.	SOLE DISPOSITIVE POWER 575,518
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,518
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% of 7,296,780 shares of common stock outstanding as of December 31, 2010.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page  2 of 6 Pages

OCEAN CITY HOME BANK
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE 13G

Item 1.

(a)           Name of Issuer:

Ocean Shore Holding Co.

(b)           Address of Issuer's Principal Executive Offices:

1001 Asbury Ave.
Ocean City, NJ 08226

Item 2.

(a)           Name of Person Filing:

Ocean City Home Bank Employee Stock Ownership Plan
Trustee:                       First Bankers Trust Services, Inc.
2321 Kochs Lane
P.O. Box 4005
Quincy, Illinois 62305

(b)           Address of Principal Business Office or, if none, Residence:

1001 Asbury Ave.
Ocean City, NJ 08226

(c)           Citizenship:
See Page 2, Item 4.

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)           CUSIP Number:

See Page 1.

Page  3 of 6 Pages

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Page 2, Item 5.

(ii)	Shared power to vote or to direct the vote:
See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of:
See Page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of:
See Page 2, Item 8.

Page  4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page  5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011
_________________________________
Date

First Bankers Trust Services, Inc.,

/s/ Linda J. Shultz
_________________________________
Signature

First Bankers Trust Services, Inc., as Trustee
By:  Linda J. Shultz, as ESOP Trust Officer
Name/Title

Page  6 of 6 Pages